

December 2, 2010

Dr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1
CH 8070 Zurich, Switzerland

> **Re:** **Credit Suisse Group AG**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-15244**

Dear Dr. Fassbind:

We have reviewed your filing and letter dated September 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1. We note information in your 20-F and in December 2009 federal news releases regarding your settlement for certain payments executed through the U.S. for parties in sanctioned countries. Such countries would include Cuba, Iran, Sudan and Syria, the countries currently identified by the U.S. State Department as state sponsors of terrorism. Please update us on your direct or indirect contacts with those countries since your letters to us of April 28, 2006 and October 6, 2006, including information about whether you have terminated all business in these countries or have any remaining contractual obligations or ongoing activities. In addition, please describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Cuba, Syria or Sudan as applicable, or entities controlled by the governments of these countries.

2. Please discuss the materiality of any contacts with Cuba, Iran, Sudan or Syria as applicable, described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Cuba Syria and Sudan.

3. In future filings, please identify the sanctioned countries to which you refer in discussing the settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief